                                  UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION

                             WASHINGTON, D.C. 20549


                                  SCHEDULE 13D
                                 (RULE 13d-101)


                    UNDER THE SECURITIES EXCHANGE ACT OF 1934

                                (AMENDMENT NO. 5)



                        Lund International Holdings, Inc.
                        ---------------------------------
                                (NAME OF ISSUER)


                     Common Stock (par value $.10 per share)
                     ---------------------------------------
                         (TITLE OF CLASS OF SECURITIES)


                                    550368104
                                  ------------
                                 (CUSIP NUMBER)





                                 Ira D. Kleinman
                           c/o Harvest Partners, Inc.
                           280 Park Avenue, 33rd Floor
                            New York, New York 10017
                                 (212) 599-6300

--------------------------------------------------------------------------------
            (NAME, ADDRESS AND TELEPHONE NUMBER OF PERSON AUTHORIZED
                     TO RECEIVE NOTICES AND COMMUNICATIONS)


                                  April 3, 2001
--------------------------------------------------------------------------------
             (DATE OF EVENT WHICH REQUIRES FILING OF THIS STATEMENT)



--------------------------------------------------------------------------------
        IF THE FILING PERSON HAS PREVIOUSLY FILED A STATEMENT ON SCHEDULE 13G TO REPORT THE ACQUISITION WHICH IS THE SUBJECT OF THIS SCHEDULE 13D, AND IS FILING THIS SCHEDULE BECAUSE OF RULE 13d-1(e), RULE 13d-1(f) OR RULE 13d-1(g), CHECK THE FOLLOWING BOX: [ ]

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Rule 13d-7(b) for other parties to whom copies are to be sent.

*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

--------------------------------------------------------------------------------
                         (CONTINUED ON FOLLOWING PAGES)

                              (Page 1 of 29 Pages)

---------------------------------------------------------------------------------------------------------------
CUSIP NUMBER:  550368104



(1)     NAME OF REPORTING PERSON:
        I.R.S. IDENTIFICATION NO. OF ABOVE PERSON (ENTITIES ONLY)

        LIH HOLDINGS, LLC                          EIN: 13-3961151
---------------------------------------------------------------------------------------------------------------
(2)     CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP                                            (a)    [X]
                                                                                                    (b)    [ ]
---------------------------------------------------------------------------------------------------------------
(3)     SEC USE ONLY

---------------------------------------------------------------------------------------------------------------
(4)     SOURCE OF FUNDS

        WC
---------------------------------------------------------------------------------------------------------------
(5)     CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e)
                                                                   [ ]
---------------------------------------------------------------------------------------------------------------
(6)     CITIZENSHIP OR PLACE OF ORGANIZATION

        Delaware
---------------------------------------------------------------------------------------------------------------
                               (7)    SOLE VOTING POWER
      NUMBER OF                               0
        SHARES          ---------------------------------------------------------------------------------------
     BENEFICIALLY              (8)    SHARED VOTING POWER
       OWNED BY                             1,686,893
         EACH           ---------------------------------------------------------------------------------------
      REPORTING                (9)    SOLE DISPOSITIVE POWER
        PERSON                                0
         WITH           ---------------------------------------------------------------------------------------
                              (10)    SHARED DISPOSITIVE POWER
                                            1,686,893

---------------------------------------------------------------------------------------------------------------
        (11)    AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

                1,686,893
---------------------------------------------------------------------------------------------------------------
        (12)   CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES          [ ]


---------------------------------------------------------------------------------------------------------------
        (13)   PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

                16.4%
---------------------------------------------------------------------------------------------------------------
        (14)    TYPE OF REPORTING PERSON

                00
---------------------------------------------------------------------------------------------------------------

                              (Page 2 of 29 Pages)

--------------------------------------------------------------------------------------------------------------
CUSIP NUMBER:  550368104


(1)     NAME OF REPORTING PERSON:
        I.R.S. IDENTIFICATION NO. OF ABOVE PERSON (ENTITIES ONLY)

        LIH INVESTORS, L.P.                        EIN: 13-3961152
---------------------------------------------------------------------------------------------------------------
(2)     CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP                                         (a)    [X]
                                                                                                 (b)    [ ]
---------------------------------------------------------------------------------------------------------------
(3)     SEC USE ONLY

---------------------------------------------------------------------------------------------------------------
(4)     SOURCE OF FUNDS

        AF

---------------------------------------------------------------------------------------------------------------
(5)     CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e)
                                                                   [ ]

---------------------------------------------------------------------------------------------------------------
(6)     CITIZENSHIP OR PLACE OF ORGANIZATION

        Delaware
---------------------------------------------------------------------------------------------------------------
                                (7)    SOLE VOTING POWER
                                              0
      NUMBER OF
        SHARES          ---------------------------------------------------------------------------------------
     BENEFICIALLY               (8)    SHARED VOTING POWER
       OWNED BY                               1,686,893
         EACH
      REPORTING         ---------------------------------------------------------------------------------------
        PERSON                  (9)    SOLE DISPOSITIVE POWER
         WITH                                 0

                        ---------------------------------------------------------------------------------------
                                (10)   SHARED DISPOSITIVE POWER
                                              1,686,893

---------------------------------------------------------------------------------------------------------------
        (11)    AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

                1,686,893

---------------------------------------------------------------------------------------------------------------
        (12)   CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES       [ ]


---------------------------------------------------------------------------------------------------------------
        (13)   PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

                16.4%

---------------------------------------------------------------------------------------------------------------
        (14)    TYPE OF REPORTING PERSON

                PN
---------------------------------------------------------------------------------------------------------------

                              (Page 3 of 29 Pages)

---------------------------------------------------------------------------------------------------------------
CUSIP NUMBER:  550368104



(1)     NAME OF REPORTING PERSON:
        I.R.S. IDENTIFICATION NO. OF ABOVE PERSON (ENTITIES ONLY)

        LIH MANAGEMENT, L.P.                EIN: 13-3961153
---------------------------------------------------------------------------------------------------------------
(2)     CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP                                            (a)    [X]
                                                                                                    (b)    [ ]
---------------------------------------------------------------------------------------------------------------
(3)     SEC USE ONLY

---------------------------------------------------------------------------------------------------------------
(4)     SOURCE OF FUNDS

        AF

---------------------------------------------------------------------------------------------------------------
(5)     CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e)
                                                                    [ ]

---------------------------------------------------------------------------------------------------------------
(6)     CITIZENSHIP OR PLACE OF ORGANIZATION

        Delaware

---------------------------------------------------------------------------------------------------------------
                                (7)    SOLE VOTING POWER
      NUMBER OF                               0
        SHARES
     BENEFICIALLY       ---------------------------------------------------------------------------------------
       OWNED BY                 (8)    SHARED VOTING POWER
         EACH                                 1,686,893
      REPORTING
        PERSON          ---------------------------------------------------------------------------------------
         WITH                   (9)    SOLE DISPOSITIVE POWER
                                              0

                        ---------------------------------------------------------------------------------------
                                (10)   SHARED DISPOSITIVE POWER
                                              1,686,893

---------------------------------------------------------------------------------------------------------------
        (11)    AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

                1,686,893

---------------------------------------------------------------------------------------------------------------
        (12)   CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES         [ ]


---------------------------------------------------------------------------------------------------------------
        (13)   PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

                16.4%

---------------------------------------------------------------------------------------------------------------
        (14)    TYPE OF REPORTING PERSON

                PN
---------------------------------------------------------------------------------------------------------------



                              (Page 4 of 29 Pages)

---------------------------------------------------------------------------------------------------------------
CUSIP NUMBER:  550368104


(1)     NAME OF REPORTING PERSON:
        I.R.S. IDENTIFICATION NO. OF ABOVE PERSON (ENTITIES ONLY)

        LIH, INC.                                  EIN: 13-3965677
---------------------------------------------------------------------------------------------------------------
(2)     CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP                                (a)    [X]
                                                                                        (b)    [ ]
---------------------------------------------------------------------------------------------------------------
(3)     SEC USE ONLY

---------------------------------------------------------------------------------------------------------------
(4)     SOURCE OF FUNDS

        AF

---------------------------------------------------------------------------------------------------------------
(5)     CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e)
                                                                   [ ]

---------------------------------------------------------------------------------------------------------------
(6)     CITIZENSHIP OR PLACE OF ORGANIZATION

        Delaware
---------------------------------------------------------------------------------------------------------------
                                (7)    SOLE VOTING POWER
                                              0
      NUMBER OF
        SHARES          ---------------------------------------------------------------------------------------
     BENEFICIALLY               (8)    SHARED VOTING POWER
       OWNED BY                               6,911,834
         EACH
      REPORTING         ---------------------------------------------------------------------------------------
        PERSON                  (9)    SOLE DISPOSITIVE POWER
         WITH                                 0

                        ---------------------------------------------------------------------------------------
                                (10)   SHARED DISPOSITIVE POWER
                                              6,911,834

---------------------------------------------------------------------------------------------------------------
        (11)    AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

                6,911,834

---------------------------------------------------------------------------------------------------------------
        (12)   CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES         [ ]


---------------------------------------------------------------------------------------------------------------
        (13)   PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

                67.3%

---------------------------------------------------------------------------------------------------------------
        (14)    TYPE OF REPORTING PERSON

                CO
---------------------------------------------------------------------------------------------------------------

                              (Page 5 of 29 Pages)

---------------------------------------------------------------------------------------------------------------
CUSIP NUMBER:  550368104



(1)     NAME OF REPORTING PERSON:
        I.R.S. IDENTIFICATION NO. OF ABOVE PERSON (ENTITIES ONLY)

        LIH HOLDINGS II, LLC                       EIN: 13-3979586
---------------------------------------------------------------------------------------------------------------
(2)     CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP                                           (a)    [X]
                                                                                                   (b)    [ ]
---------------------------------------------------------------------------------------------------------------
(3)     SEC USE ONLY

---------------------------------------------------------------------------------------------------------------
(4)     SOURCE OF FUNDS

        WC

---------------------------------------------------------------------------------------------------------------
(5)     CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e)
                                                                    [ ]

---------------------------------------------------------------------------------------------------------------
(6)     CITIZENSHIP OR PLACE OF ORGANIZATION

        Delaware
---------------------------------------------------------------------------------------------------------------
                                (7)    SOLE VOTING POWER
                                              0
      NUMBER OF
        SHARES          ---------------------------------------------------------------------------------------
     BENEFICIALLY               (8)    SHARED VOTING POWER
       OWNED BY                               2,367,798
         EACH
      REPORTING         ---------------------------------------------------------------------------------------
        PERSON                  (9)    SOLE DISPOSITIVE POWER
         WITH                                 0

                        ---------------------------------------------------------------------------------------
                                (10)   SHARED DISPOSITIVE POWER
                                              2,367,798

---------------------------------------------------------------------------------------------------------------
        (11)    AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

                2,367,798

---------------------------------------------------------------------------------------------------------------
        (12)   CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES |_|


---------------------------------------------------------------------------------------------------------------
        (13)   PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

                23.1%

---------------------------------------------------------------------------------------------------------------
        (14)    TYPE OF REPORTING PERSON

                00
---------------------------------------------------------------------------------------------------------------


                              (Page 6 of 29 Pages)

-------------------------------------------------------------------------------------------------------------
CUSIP NUMBER:  550368104


(1)     NAME OF REPORTING PERSON:
        I.R.S. IDENTIFICATION NO. OF ABOVE PERSON (ENTITIES ONLY)

        LIH INVESTORS II, L.P.                            EIN: 13-3979589
---------------------------------------------------------------------------------------------------------------
(2)     CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP                                       (a)    [X]
                                                                                               (b)    [ ]
---------------------------------------------------------------------------------------------------------------
(3)     SEC USE ONLY

---------------------------------------------------------------------------------------------------------------
(4)     SOURCE OF FUNDS

        AF

---------------------------------------------------------------------------------------------------------------
(5)     CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e)
                                                                    [ ]

---------------------------------------------------------------------------------------------------------------
(6)     CITIZENSHIP OR PLACE OF ORGANIZATION

        Delaware
---------------------------------------------------------------------------------------------------------------
                                (7)    SOLE VOTING POWER
                                              0
      NUMBER OF
        SHARES          ---------------------------------------------------------------------------------------
     BENEFICIALLY               (8)    SHARED VOTING POWER
       OWNED BY                               2,367,798
         EACH
      REPORTING         ---------------------------------------------------------------------------------------
        PERSON                  (9)    SOLE DISPOSITIVE POWER
         WITH                                 0

                        ---------------------------------------------------------------------------------------
                                (10)   SHARED DISPOSITIVE POWER
                                              2,367,798

---------------------------------------------------------------------------------------------------------------
        (11)    AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
                2,367,798

---------------------------------------------------------------------------------------------------------------
        (12)   CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES [ ]


---------------------------------------------------------------------------------------------------------------
        (13)   PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

                23.1%

---------------------------------------------------------------------------------------------------------------
        (14)    TYPE OF REPORTING PERSON

                PN
---------------------------------------------------------------------------------------------------------------

                              (Page 7 of 29 Pages)

---------------------------------------------------------------------------------------------------------------
CUSIP NUMBER:  550368104


(1)     NAME OF REPORTING PERSON:
        I.R.S. IDENTIFICATION NO. OF ABOVE PERSON (ENTITIES ONLY)

        LIH MANAGEMENT II, L.P.                    EIN: 13-4032438
---------------------------------------------------------------------------------------------------------------
(2)     CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP                                            (a)    [X]
                                                                                                    (b)    [ ]
---------------------------------------------------------------------------------------------------------------
(3)     SEC USE ONLY

---------------------------------------------------------------------------------------------------------------
(4)     SOURCE OF FUNDS

        AF

---------------------------------------------------------------------------------------------------------------
(5)     CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e)
                                                                   [ ]
---------------------------------------------------------------------------------------------------------------
(6)     CITIZENSHIP OR PLACE OF ORGANIZATION

        Delaware
---------------------------------------------------------------------------------------------------------------
                                (7)    SOLE VOTING POWER
                                              0
      NUMBER OF
        SHARES          ---------------------------------------------------------------------------------------
     BENEFICIALLY               (8)    SHARED VOTING POWER
       OWNED BY                               2,367,798
         EACH
      REPORTING         ---------------------------------------------------------------------------------------
        PERSON                  (9)    SOLE DISPOSITIVE POWER
         WITH                                 0

                        ---------------------------------------------------------------------------------------
                                (10)   SHARED DISPOSITIVE POWER
                                              2,367,798

---------------------------------------------------------------------------------------------------------------
        (11)    AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

                2,367,798

---------------------------------------------------------------------------------------------------------------
        (12)   CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES                      [ ]


---------------------------------------------------------------------------------------------------------------
        (13)   PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

                23.1%

---------------------------------------------------------------------------------------------------------------
        (14)    TYPE OF REPORTING PERSON

                PN
---------------------------------------------------------------------------------------------------------------


                              (Page 8 of 29 Pages)

-------------------------------------------------------------------------------------------------------------
CUSIP NUMBER:  550368104



(1)     NAME OF REPORTING PERSON:
        I.R.S. IDENTIFICATION NO. OF ABOVE PERSON (ENTITIES ONLY)

        HARVEST PARTNERS III, L.P.                 EIN: 13-3978419
---------------------------------------------------------------------------------------------------------------
(2)     CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP                                        (a)    [X]
                                                                                                (b)    [ ]
---------------------------------------------------------------------------------------------------------------
(3)     SEC USE ONLY

---------------------------------------------------------------------------------------------------------------
(4)     SOURCE OF FUNDS

        AF

---------------------------------------------------------------------------------------------------------------
(5)     CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e)
                                                                    [ ]

---------------------------------------------------------------------------------------------------------------
(6)     CITIZENSHIP OR PLACE OF ORGANIZATION

        Delaware
---------------------------------------------------------------------------------------------------------------
                                (7)    SOLE VOTING POWER
                                              0
      NUMBER OF
        SHARES          ---------------------------------------------------------------------------------------
     BENEFICIALLY               (8)    SHARED VOTING POWER
       OWNED BY                               5,224,941 (plus right to acquire additional shares of Common
         EACH                                 Stock as described in Item 5)*
      REPORTING
        PERSON          ---------------------------------------------------------------------------------------
         WITH                   (9)    SOLE DISPOSITIVE POWER
                                              0

                        ---------------------------------------------------------------------------------------
                                (10)   SHARED DISPOSITIVE POWER
                                              5,224,941 (plus right to acquire additional shares of
                                              Common Stock as described in Item 5)*

---------------------------------------------------------------------------------------------------------------
        (11)    AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

                5,224,941

---------------------------------------------------------------------------------------------------------------
        (12)   CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES                     [ ]


---------------------------------------------------------------------------------------------------------------
        (13)   PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

                50.9%

---------------------------------------------------------------------------------------------------------------
        (14)    TYPE OF REPORTING PERSON

                PN
---------------------------------------------------------------------------------------------------------------

---------------------------------
* As of April 3, 2001, the Fair Market Value (as calculated pursuant to the Series C Preferred Stock Certificate of Designation) would have been $1.403905 per share and, accordingly, the Series C Preferred Stock would have been convertible into approximately 7,122,990 shares of Common Stock.


                              (Page 9 of 29 Pages)

---------------------------------------------------------------------------------------------------------------
CUSIP NUMBER:  550368104

(1)     NAME OF REPORTING PERSON:
        I.R.S. IDENTIFICATION NO. OF ABOVE PERSON (ENTITIES ONLY)

        HARVEST PARTNERS III BETEILIGUNGSGESELLSCHAFT BURGERLICHEN RECHTS
        (MIT HAFTUNGSBESCHRANKUNG)
---------------------------------------------------------------------------------------------------------------
(2)     CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP                                        (a)    [X]
                                                                                                (b)    [ ]
---------------------------------------------------------------------------------------------------------------
(3)     SEC USE ONLY

---------------------------------------------------------------------------------------------------------------
(4)     SOURCE OF FUNDS

        AF

---------------------------------------------------------------------------------------------------------------
(5)     CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e)
                                                                   [ ]

---------------------------------------------------------------------------------------------------------------
(6)     CITIZENSHIP OR PLACE OF ORGANIZATION

        Germany
---------------------------------------------------------------------------------------------------------------
                                (7)    SOLE VOTING POWER

      NUMBER OF
        SHARES          ---------------------------------------------------------------------------------------
     BENEFICIALLY               (8)    SHARED VOTING POWER
       OWNED BY                               5,224,941 (plus right to acquire additional
         EACH                                 shares of Common Stock as described in
      REPORTING                               Item 5)*
        PERSON
         WITH           ---------------------------------------------------------------------------------------
                                (9)    SOLE DISPOSITIVE POWER
                                              0

                        ---------------------------------------------------------------------------------------
                                (10)   SHARED DISPOSITIVE POWER
                                              5,224,941 (plus right to acquire additional
                                              shares of Common Stock as described in
                                              Item 5)*

---------------------------------------------------------------------------------------------------------------
        (11)    AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

                5,224,941

---------------------------------------------------------------------------------------------------------------
        (12)   CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES                  [ ]


---------------------------------------------------------------------------------------------------------------
        (13)   PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

                50.9%

---------------------------------------------------------------------------------------------------------------
        (14)    TYPE OF REPORTING PERSON

                PN
---------------------------------------------------------------------------------------------------------------

---------------------------------
* As of April 3, 2001, the Fair Market Value (as calculated pursuant to the Series C Preferred Stock Certificate of Designation) would have been $1.403905 per share and, accordingly, the Series C Preferred Stock would have been convertible into approximately 7,122,990 shares of Common Stock.


                              (Page 10 of 29 Pages)


-------------------------------------------------------------------------------------------------------------
CUSIP NUMBER:  550368104


(1)     NAME OF REPORTING PERSON:
        I.R.S. IDENTIFICATION NO. OF ABOVE PERSON (ENTITIES ONLY)

        HARVEST ASSOCIATES III, LLC         EIN: 13-3978421
---------------------------------------------------------------------------------------------------------------
(2)     CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP                                  (a)    [X]
                                                                                          (b)    [ ]
---------------------------------------------------------------------------------------------------------------
(3)     SEC USE ONLY

---------------------------------------------------------------------------------------------------------------
(4)     SOURCE OF FUNDS

        AF

---------------------------------------------------------------------------------------------------------------
(5)     CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e)
                                                                    [ ]

---------------------------------------------------------------------------------------------------------------
(6)     CITIZENSHIP OR PLACE OF ORGANIZATION

        Delaware

---------------------------------------------------------------------------------------------------------------
                                (7)    SOLE VOTING POWER
                                              0
      NUMBER OF
        SHARES          ---------------------------------------------------------------------------------------
     BENEFICIALLY               (8)    SHARED VOTING POWER
       OWNED BY                               5,224,941 (plus right to acquire additional
         EACH                                 shares of Common Stock as described in
      REPORTING                               Item 5)*
        PERSON
         WITH           ---------------------------------------------------------------------------------------
                                (9)    SOLE DISPOSITIVE POWER
                                              0

                        ---------------------------------------------------------------------------------------
                                (10)   SHARED DISPOSITIVE POWER
                                              5,224,941 (plus right to acquire additional
                                              shares of Common Stock as described in
                                              Item 5)*


---------------------------------------------------------------------------------------------------------------
        (11)    AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

                5,224,941

---------------------------------------------------------------------------------------------------------------
        (12)   CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES            [ ]


---------------------------------------------------------------------------------------------------------------
        (13)   PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

                50.9%

---------------------------------------------------------------------------------------------------------------
        (14)    TYPE OF REPORTING PERSON

                00
---------------------------------------------------------------------------------------------------------------


---------------------------------
* As of April 3, 2001, the Fair Market Value (as calculated pursuant to the Series C Preferred Stock Certificate of Designation) would have been $1.403905 per share and, accordingly, the Series C Preferred Stock would have been convertible into approximately 7,122,990 shares of Common Stock.

                              (Page 11 of 29 Pages)

-------------------------------------------------------------------------------------------------------------
CUSIP NUMBER:  550368104


(1)     NAME OF REPORTING PERSON:
        I.R.S. IDENTIFICATION NO. OF ABOVE PERSON (ENTITIES ONLY)

        LIH HOLDINGS III, LLC                      EIN: 13-4035423
---------------------------------------------------------------------------------------------------------------
(2)     CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP                                         (a)    [X]
                                                                                                 (b)    [ ]
---------------------------------------------------------------------------------------------------------------
(3)     SEC USE ONLY

---------------------------------------------------------------------------------------------------------------
(4)     SOURCE OF FUNDS

        WC

---------------------------------------------------------------------------------------------------------------
(5)     CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e)
                                                                  [ ]

---------------------------------------------------------------------------------------------------------------
(6)     CITIZENSHIP OR PLACE OF ORGANIZATION

        Delaware

---------------------------------------------------------------------------------------------------------------
                                (7)    SOLE VOTING POWER
                                              0
      NUMBER OF
        SHARES          ---------------------------------------------------------------------------------------
     BENEFICIALLY               (8)    SHARED VOTING POWER
       OWNED BY                               2,857,143
         EACH
      REPORTING         ---------------------------------------------------------------------------------------
        PERSON                  (9)    SOLE DISPOSITIVE POWER
         WITH                                 0

                        ---------------------------------------------------------------------------------------
                                (10)   SHARED DISPOSITIVE POWER
                                              2,857,143

---------------------------------------------------------------------------------------------------------------
        (11)    AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

                2,857,143

---------------------------------------------------------------------------------------------------------------
        (12)   CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES              [ ]


---------------------------------------------------------------------------------------------------------------
        (13)   PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

                27.8%

---------------------------------------------------------------------------------------------------------------
        (14)    TYPE OF REPORTING PERSON

                00
---------------------------------------------------------------------------------------------------------------



                              (Page 12 of 29 Pages)

-------------------------------------------------------------------------------------------------------------
CUSIP NUMBER:  550368104


(1)     NAME OF REPORTING PERSON:
        I.R.S. IDENTIFICATION NO. OF ABOVE PERSON (ENTITIES ONLY)

        LIH INVESTORS III, L.P.                    EIN: 13-4034424
---------------------------------------------------------------------------------------------------------------
(2)     CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP                                            (a)    [X]
                                                                                                    (b)    [ ]
---------------------------------------------------------------------------------------------------------------
(3)     SEC USE ONLY

---------------------------------------------------------------------------------------------------------------
 (4)    SOURCE OF FUNDS

        AF

---------------------------------------------------------------------------------------------------------------
(5)     CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e)
                                                                    [ ]

---------------------------------------------------------------------------------------------------------------
(6)     CITIZENSHIP OR PLACE OF ORGANIZATION

        Delaware
---------------------------------------------------------------------------------------------------------------
                                (7)    SOLE VOTING POWER
                                              0
      NUMBER OF
        SHARES          ---------------------------------------------------------------------------------------
     BENEFICIALLY               (8)    SHARED VOTING POWER
       OWNED BY                               2,857,143
         EACH
      REPORTING         ---------------------------------------------------------------------------------------
        PERSON                  (9)    SOLE DISPOSITIVE POWER
         WITH                                 0

                        ---------------------------------------------------------------------------------------
                                (10)   SHARED DISPOSITIVE POWER
                                              2,857,143

---------------------------------------------------------------------------------------------------------------
        (11)    AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

                2,857,143

---------------------------------------------------------------------------------------------------------------
        (12)   CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES [ ]


---------------------------------------------------------------------------------------------------------------
        (13)   PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

                27.8%

---------------------------------------------------------------------------------------------------------------
        (14)    TYPE OF REPORTING PERSON

                PN
---------------------------------------------------------------------------------------------------------------


                              (Page 13 of 29 Pages)

-------------------------------------------------------------------------------------------------------------
CUSIP NUMBER:  550368104


(1)     NAME OF REPORTING PERSON:
        I.R.S. IDENTIFICATION NO. OF ABOVE PERSON (ENTITIES ONLY)

        LIH MANAGEMENT III, L.P.                   EIN: 13-4034423
---------------------------------------------------------------------------------------------------------------
(2)     CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP                                  (a)    [X]
                                                                                          (b)    [ ]
---------------------------------------------------------------------------------------------------------------
(3)     SEC USE ONLY

---------------------------------------------------------------------------------------------------------------
(4)     SOURCE OF FUNDS

        AF

---------------------------------------------------------------------------------------------------------------
(5)     CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e)
                                                                    [ ]

---------------------------------------------------------------------------------------------------------------
(6)     CITIZENSHIP OR PLACE OF ORGANIZATION

        Delaware
---------------------------------------------------------------------------------------------------------------
                                (7)    SOLE VOTING POWER
                                              0
      NUMBER OF
        SHARES          ---------------------------------------------------------------------------------------
     BENEFICIALLY               (8)    SHARED VOTING POWER
       OWNED BY                               2,857,143
         EACH
      REPORTING         ---------------------------------------------------------------------------------------
        PERSON                  (9)    SOLE DISPOSITIVE POWER
         WITH                                 0

                        ---------------------------------------------------------------------------------------
                                (10)   SHARED DISPOSITIVE POWER
                                              2,857,143

---------------------------------------------------------------------------------------------------------------
        (11)    AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

                2,857,143

---------------------------------------------------------------------------------------------------------------
        (12)   CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES             [ ]


---------------------------------------------------------------------------------------------------------------
        (13)   PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

                27.8%

---------------------------------------------------------------------------------------------------------------
        (14)    TYPE OF REPORTING PERSON

                PN
---------------------------------------------------------------------------------------------------------------

                              (Page 14 of 29 Pages)

-------------------------------------------------------------------------------------------------------------
CUSIP NUMBER:  550368104


(1)     NAME OF REPORTING PERSON:
        I.R.S. IDENTIFICATION NO. OF ABOVE PERSON (ENTITIES ONLY)

        LIH HOLDINGS IV, LLC                       IN: 13-4161605
---------------------------------------------------------------------------------------------------------------
(2)     CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP                                            (a)    [X]
                                                                                                    (b)    [ ]
---------------------------------------------------------------------------------------------------------------
(3)     SEC USE ONLY

---------------------------------------------------------------------------------------------------------------
(4)     SOURCE OF FUNDS

        WC

---------------------------------------------------------------------------------------------------------------
(5)     CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e)
                                                                    [ ]

---------------------------------------------------------------------------------------------------------------
(6)     CITIZENSHIP OR PLACE OF ORGANIZATION

        Delaware
---------------------------------------------------------------------------------------------------------------
                                (7)    SOLE VOTING POWER
                                              0
      NUMBER OF
        SHARES          ---------------------------------------------------------------------------------------
     BENEFICIALLY               (8)    SHARED VOTING POWER
       OWNED BY                               Has the right to acquire shares of Common
         EACH                                 Stock as described in Item 5
      REPORTING                               hereof.*
        PERSON
         WITH           ---------------------------------------------------------------------------------------
                                (9)    SOLE DISPOSITIVE POWER
                                              0

                        ---------------------------------------------------------------------------------------
                                (10)   SHARED DISPOSITIVE POWER
                                              Has the right to acquire shares of Common
                                              Stock as described in Item 5
                                              hereof.*


---------------------------------------------------------------------------------------------------------------
        (11)    AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

                0

---------------------------------------------------------------------------------------------------------------
        (12)   CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES [ ]


---------------------------------------------------------------------------------------------------------------
        (13)   PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

                0

---------------------------------------------------------------------------------------------------------------
        (14)    TYPE OF REPORTING PERSON

                00
---------------------------------------------------------------------------------------------------------------

---------------------------------
* As of April 3, 2001, the Fair Market Value (as calculated pursuant to the Series C Preferred Stock Certificate of Designation) would have been $1.403905 per share and, accordingly, the Series C Preferred Stock would have been convertible into approximately 7,122,990 shares of Common Stock.

                              (Page 15 of 29 Pages)

        This Amendment (the "Fifth Amendment") to the Statement on Schedule 13D originally filed on September 18, 1997 (the "Original Statement"), as amended by the First Amendment to the Original Statement filed on November 26, 1997, by the Second Amendment to the Original Statement filed on January 7, 1998, by the Third Amendment to the Original Statement filed on December 30, 1998 and by the Fourth Amendment to the Original Statement filed on February 9, 1999 (as so amended, the "Statement"), amends Items 2, 3, 4, 5, 6 and 7 of the Statement. Capitalized terms used but not defined in this Fifth Amendment shall have the respective meanings ascribed to them in the Statement.

ITEM 2. IDENTITY AND BACKGROUND

        Item 2(a) and (c) as set forth in the Statement is amended and restated to read in its entirety as follows:

        (a) This Statement is being filed by each of the following persons pursuant to Rule 13d-2(a) promulgated by the Securities and Exchange Commission (the "Commission"): (i) LIH Holdings, LLC, a Delaware limited liability company ("LIH Holdings"); (ii) LIH Investors, L.P., a Delaware limited partnership ("LIH Investors"); (iii) LIH Management, L.P., a Delaware limited partnership ("LIH Management"); (iv) LIH, Inc., a Delaware corporation ("LIH, Inc."); (v) LIH Holdings II, LLC, a Delaware limited liability company ("LIH Holdings II"); (vi) LIH Investors II, L.P., a Delaware limited partnership ("LIH Investors II");
(vii) LIH Management II, L.P., a Delaware limited partnership ("LIH Management II"); (viii) Harvest Partners III, L.P., a Delaware limited partnership ("HP III"); (ix) Harvest Partners III Beteiligungsgesellschaft burgerlichen Rechts (mit Haftungsbeschrankung), a German civil law partnership (the "German Fund");
(x) Harvest Associates III, LLC, a Delaware limited liability company ("Harvest Associates III"); (xi) LIH Holdings III, LLC, a Delaware limited liability company ("LIH Holdings III"); (xii) LIH Investors III, L.P., a Delaware limited partnership ("LIH Investors III"); (xiii) LIH Management III, L.P., a Delaware limited partnership ("LIH Management III"); and (xiv) LIH Holdings IV, LLC, a Delaware limited liability company ("LIH Holdings IV" and, collectively with LIH Holdings, LIH Investors, LIH Management, LIH, Inc., LIH Holdings II, LIH Investors II, LIH Management II, HP III, the German Fund, Harvest Associates III, LIH Holdings III, LIH Investors III and LIH Management III, the "Reporting Persons").

        LIH Holdings was organized solely for the purpose of acquiring shares of Common Stock of the Company pursuant to the Stock Purchase Agreement (as defined in Item 3) and has not engaged in any business other than in connection with the acquisition of such shares of Common Stock. LIH Investors is an investment partnership that owns a majority of the membership interests of LIH Holdings. LIH Management serves as the general partner of LIH Investors and LIH, Inc. serves as the general partner of LIH Management (and of LIH Management II and LIH Management III).

        LIH Holdings II was organized for the purpose of acquiring the Shares (as defined in Item 3) pursuant to the Investment Agreement (as defined in Item
3) and has not engaged in any business other than in connection with the acquisition of the Shares. LIH Investors II is an investment partnership that owns a minority of the membership interests of LIH Holdings II. LIH Management II serves as the general partner of LIH Investors II. LIH, Inc. serves as the general partner of LIH Management II (and of LIH Management and LIH Management
III). HP III and



                              (Page 16 of 29 Pages)
the German Fund are investment partnerships that, taken together, own a majority of the membership interests in LIH Holdings II. Pursuant to their respective partnership agreements, HP III and the German Fund are generally required to invest on a "parallel" basis--that is, to purchase and sell the same securities (allocated between them on a pro rata basis) at the same time and on the same terms. Harvest Associates III serves as the General Partner of HP III and the Verwaltende Gesellschafter (Administrative Partner) of the German Fund.

        LIH Holdings III was organized for the purpose of acquiring the 1998 Shares (as defined below) pursuant to the AVS Investment Agreement (as defined below) and has not engaged in any business other than in connection with the acquisition of the 1998 Shares. LIH Investors III is an investment partnership that owns a minority of the membership interests of LIH Holdings III. LIH Management III serves as the general partner of LIH Investors III. LIH, Inc. serves as the general partner of LIH Management III (and of LIH Management and LIH Management II). HP III and the German Fund, taken together, own a majority of the membership interests in LIH Holdings III.

        LIH Holdings IV was recently organized for the purpose of acquiring the 2000 Shares (as defined in Item 3) pursuant to the 2000 Investment Agreement (as defined in Item 3) and has not engaged in any business other than in connection with the acquisition of the 2000 Shares. HP III serves as the manager of LIH Holdings IV. HP III and the German Fund, taken together, own all of the membership interests in LIH Holdings IV.

        (c) Attached as Schedule A is the name and principal occupation (where applicable) of each manager, general partner, executive officer and/or director of each of the Reporting Persons. The business address of each such person is c/o Harvest Partners, Inc., 280 Park Avenue, 33rd Floor, New York, New York 10017. Schedule A is incorporated into and made a part of this Statement on
Schedule 13D.

ITEM 3. SOURCE AND AMOUNT OF FUNDS OR OTHER CONSIDERATION

        Item 3 as set forth in the Statement is amended by adding the following language at the end thereof:

        On September 9, 2000, under the terms of the Company's non-voting Class B-1 Common Stock, LIH Holding II's 1,493,398 shares of non-voting Class B-1 Common Stock automatically converted into shares of Common Stock. Upon such conversion, LIH Holdings II owned 2,367,798 shares of the Common Stock of the Company. Also on September 9, 2000, the Second Amended and Restated Governance Agreement, as amended, expired in accordance with its terms.

        On December 28, 2000, LIH Holdings IV purchased from the Company 5,000 shares of the Company's Series C Preferred Stock (the "2000 Shares"), which are convertible, at any time at the option of the holder, into such number of shares of the Company's Common Stock as shall be determined by dividing the Series C Liquidation Value per share, $1,000, by the Fair Market Value per share, as defined, of the Common Stock at the time of conversion. The terms of the Series C Preferred Stock are more fully described in and qualified by reference to that certain Investment Agreement, dated December 28, 2000, between LIH Holdings IV and the Company


                              (Page 17 of 29 Pages)

(the "2000 Investment Agreement") and the Certificate of Designation, Preferences and Rights of Series C Preferred Stock (the "Series C Preferred Certificate of Designation").

        On or about February 28, 2001, LIH Holdings III converted 2,269,356 shares of the Company's Series B Preferred Stock into 2,269,356 shares of Common Stock pursuant to the Series C Preferred Certificate of Designation. Upon such conversion, LIH Holdings III owned 2,857,143 shares of Common Stock of the Company.

        On April 3, 2001, LIH Holdings IV purchased from the Company an additional 5,000 shares of the Company's Series C Preferred Stock (the "2001 Shares") which are convertible, at any time at the option of the holder, into such number of the Company's Common Stock in the manner described above. The purchase of the 2001 Shares was made pursuant to the Amendment to the 2000 Investment Agreement, dated April 3, 2000, by and between LIH Holdings IV and the Company. Upon such purchase, LIH Holdings IV owned 10,000 shares of the Company's Series C Preferred Stock.

ITEM 4. PURPOSES OF TRANSACTIONS

        Item 4 as set forth in the Statement is amended by deleting the last paragraph thereof and adding the following language at the end thereof:

        On September 9, 2000, the Second Amended and Restated Governance Agreement, as amended, expired by its terms.

        Other than as set forth in (1) the Statement as amended by this Fifth Amendment, (2) the 2000 Investment Agreement as amended by the Amendment to the 2000 Investment Agreement, (3) the AVS Investment Agreement, (4) the Rights Agreement as amended by the First Amendment to Rights Agreement, (5) the Services Agreement, and (6) the SB Investment Agreement as amended by the First Amendment to SB Investment Agreement, none of the Reporting Persons has any current plans or proposals which relate to or would result in any of the results specified in paragraphs (a) through (j) of Item 4 of Schedule 13D.

ITEM 5. INTEREST IN SECURITIES OF THE ISSUER

        Item 5 as set forth in the Statement is amended and restated in its entirety to read as follows:

        (a) In the aggregate, the Reporting Persons beneficially own 6,911,834 shares of Common Stock (not including shares of Series C Preferred Stock that would be convertible in shares of Common Stock), representing approximately 67.3% of the issued and outstanding shares of Common Stock. (As of April 3, 2001, the Fair Market Value (as calculated pursuant to the Series C Preferred Stock Certificate of Designation) would have been $1.403905 per share and, accordingly, the Series C Preferred Stock would have been convertible into approximately 7,122,990 shares of Common Stock.) LIH Holdings directly beneficially owns 1,686,893 shares of Common Stock, representing approximately 16.4% of the issued and outstanding shares of Common Stock. LIH Holdings II directly beneficially owns 2,367,798 shares of Common Stock, representing


                              (Page 18 of 29 Pages)
approximately 23.1% of the issued and outstanding shares of Common Stock. LIH Holdings III directly beneficially owns 2,857,143 shares of Common Stock, representing approximately 27.8% of the issued and outstanding shares of Common Stock. LIH Holdings IV directly beneficially owns 10,000 shares of Series C Preferred Stock, which is convertible, at any time at the option of the holder, into such number of such shares of Common Stock as shall be determined by dividing the Series C Liquidation Value per share, $1,000, by the Fair Market Value. Assuming a Fair Market Value of $1.403905, the average of the close price reported on the NASDAQ Bulletin Board for the 20 trading days for which a close price was reported immediately prior to the most recent issuance (a period from February 9, 2001 through April 2, 2001; this encompasses a period greater than 20 trading days there not having been reported a trade for each of the 20 trading days preceding April 2, 2001) and the aggregate liquidation value of $10,000,000, the Series C Preferred Stock would have been convertible into approximately 7,122,990 shares of Common Stock, which would represent 41.0% of the Common Stock. However, the number of shares of Common Stock to be issued will be determined at the date of actual conversion. The percentage ownership of LIH Holdings, LIH Holdings II and LIH Holdings III in the Company's Common Stock is based on 10,267,325 issued and outstanding shares of Common Stock as set forth by the Company in its Definitive Proxy Statement filed with the Securities and Exchange Commission on April 2, 2001. As disclosed on the respective Statements of Beneficial Ownership of Securities filed with the Commission, each of Harvey J. Wertheim and Ira D. Kleinman, directors of the Company, has been granted options to purchase 10,000 shares of Common Stock (which are not included in the beneficial ownership reported by the Reporting Persons).

        As described in Item 2, LIH Investors, LIH Management and LIH, Inc. may each be deemed to control, directly or indirectly, LIH Holdings. Therefore, each of LIH Investors, LIH Management and LIH, Inc. may be deemed to have the power to direct the vote or disposition of the shares of Common Stock directly beneficially owned by LIH Holdings and, accordingly, may be deemed, for purposes of determining beneficial ownership pursuant to Rule 13d-3 under the Securities Exchange Act of 1934, as amended (the "1934 Act"), to beneficially own the shares of Common Stock held by LIH Holdings.

        As described in Item 2, the German Fund and HP III together own a majority interest in LIH Holdings II and LIH Holdings III and the entire interest in LIH Holdings IV, and Harvest Associates III is the General Partner of HP III and the Administrative Partner of the German Fund. Additionally, pursuant to their respective partnership agreements, HP III and the German Fund are generally required to invest on a "parallel" basis--that is, to purchase and sell the same securities (allocated between them on a pro rata basis) at the same time and on the same terms. Therefore, any of the German Fund, HP III and Harvest Associates III may be deemed to have the power to direct the vote or disposition of the shares of Common Stock directly beneficially owned by LIH Holdings II, LIH Holdings III and LIH Holdings IV and, accordingly, may be deemed, for purposes of determining beneficial ownership pursuant to Rule 13d-3 under the 1934 Act, to beneficially own the shares of Common Stock held by LIH Holdings II, LIH Holdings III and LIH Holdings IV.

        As disclosed on Schedule A, certain of the principals of LIH, Inc. and Harvest Associates III are the same individuals. The officers and directors of LIH, Inc. (Messrs. Mallement, Wertheim, Kane and Kleinman) constitute four of the six principals of Harvest Associates III. Therefore, the Reporting Persons could be deemed to be under common control. In addition, it is anticipated that LIH Holdings, LIH Holdings II, LIH Holdings III and LIH Holdings IV will exercise their voting rights with respect to the Company in a consistent manner and that any




                              (Page 19 of 29 Pages)
disposition of Common Stock held by any of them will be made by all of them on a pro rata basis. Therefore, each of the Reporting Persons may be deemed to have the power to direct the vote or disposition of the shares of Common Stock directly beneficially owned by each of LIH Holdings, LIH Holdings II, LIH Holdings III and LIH Holdings IV and, accordingly, may be deemed, for purposes of determining beneficial ownership pursuant to Rule 13d-3 of the 1934 Act, to beneficially own all the shares of Common Stock held by LIH Holdings, LIH Holdings II, LIH Holdings III and LIH Holdings IV.

        (b) The responses of the Reporting Persons to Items (7) through (11) of the portions of pages 2 through 15 hereto which relate to shares of Common Stock beneficially owned are incorporated herein by reference.

        (c) Except as set forth in Item 3 and pursuant to the Amendment to the 2000 Investment Agreement, there have been no transactions in the shares of Common Stock during the past sixty days by any Reporting Person or any other person listed on Schedule A.

        (d) No person is known to have the right to receive or the power to direct the receipt of dividends from, or the proceeds from the sale of, the shares of Common Stock held by LIH Holdings, LIH Holdings II, LIH Holdings III or LIH Holdings IV other than LIH Holdings, LIH Holdings II, LIH Holdings III or LIH Holdings IV, respectively (and control persons thereof, as described herein).

        (e) Not applicable.

        Except as described in this Item 5, none of the persons listed on Schedule A beneficially own any shares of Common Stock.

ITEM 6. CONTRACTS, ARRANGEMENTS, UNDERSTANDINGS OR RELATIONSHIPS WITH RESPECT TO SECURITIES OF THE ISSUER

        Item 6 as set forth in the Statement is amended by deleting the last two paragraphs thereof and adding the following language at the end thereof:

        On December 28, 2000, pursuant to the 2000 Investment Agreement, LIH Holdings IV purchased from the Company 5,000 shares of Series C Preferred Stock.

        On April 3, 2001, pursuant to the Amendment to the 2000 Investment Agreement, LIH Holdings IV purchased from the Company an additional 5,000 shares of Series C Preferred Stock, such that, upon the consummation of such purchase, LIH Holdings IV owned an aggregate of 10,000 shares of Series C Preferred Stock of the Company.

        The foregoing descriptions of the 2000 Investment Agreement and the Amendment to 2000 Investment Agreement are qualified in their entirety by reference to such agreements, copies of which have been filed as exhibits hereto.

        Except as otherwise disclosed in the Statement as amended by this Fifth Amendment, none of the Reporting Persons, nor, to the best of their knowledge, any persons listed on


                              (Page 20 of 29 Pages)

Schedule A to the Statement has any contracts, arrangements, understandings or relationships (legal or otherwise) with any person with respect to the securities of the Company.

        Other than the Stock Purchase Agreement, the Investment Agreement, the 2000 Investment Agreement as amended by the Amendment to the 2000 Investment Agreement, the Services Agreement, the AVS Investment Agreement, the Rights Agreement as amended by the First Amendment to Rights Agreement, and the SB Investment Agreement as amended by the First Amendment to SB Investment Agreement, there are no contracts, arrangements, understandings or relationships (legal or otherwise) among the Reporting Persons and between such persons and any other person with respect to any securities of the Company, including, but not limited to, transfer or voting of any of the securities, finder's fees, joint ventures, loan or option arrangements, put or calls, guarantees of profits, division of profits or losses, or the giving or withholding of proxies.

ITEM 7. MATERIALS TO BE FILED AS EXHIBITS

        The following materials are filed as Exhibits to the Statement, as amended by this Fifth Amendment:

A. Information with respect to officers and directors of LIH Holdings, LLC*+

B. Information with respect to Partners of LIH Investors, L.P.*+

C. Information with respect to Partners of LIH Management, L.P.*+

D. Information with respect to officers and directors of LIH, Inc.*+

E. Stock Purchase Agreement dated as of September 9, 1997 by and among LIH Holdings, LLC, Allan W. Lund, the Lund Family Limited Partnership, the Lois and Allan Lund Family Foundation and certain Lund Family Members.*

F. Services Agreement dated as of September 9, 1997 between Harvest Partners, Inc. and Lund International Holdings, Inc.*

G. Investment Agreement dated as of November 25, 1997 between LIH Holdings II, LLC and Lund International Holdings, Inc.*

H. Series A Preferred Stock Certificate of Designation.*

I. Class B-1 Common Stock Certificate of Designation.*

J. Investment Agreement dated as of December 22, 1998 among LIH Holdings III, LLC, BancBoston Capital Inc., Liberty Mutual Insurance Company, Massachusetts Mutual Life Insurance Company, MassMutual Corporate Investors, MassMutual Participation Investors, MassMutual Corporate Value Partners Limited and Lund International Holdings, Inc. (the AVS Investment Agreement).*


                              (Page 21 of 29 Pages)

K. Second Amended and Restated Governance Agreement dated as of December 22, 1998 among LIH Holdings, LLC, LIH Holdings II, LLC, LIH Holdings III, LLC, Harvest Partners III, L.P. and Lund International Holdings, Inc.*

L. Rights Agreement dated as of December 22, 1998 among Lund International Holdings, Inc. and the participating stockholders party thereto.*

M. Series B Preferred Stock Certificate of Designation.*

N. Investment Agreement dated as of December 22, 1998 among LIH Holdings III, LLC, BancBoston Capital Inc., Liberty Mutual Insurance Company, Massachusetts Mutual Life Insurance Company, MassMutual Corporate Investors, MassMutual Participation Investors, MassMutual Corporate Value Partners Limited and Lund International Holdings, Inc. (the SB Investment Agreement).*

O. Amendment No. 1 to Second Amended and Restated Governance Agreement dated as of January 27, 1999 among LIH Holdings, LLC, LIH Holdings II, LLC, LIH Holdings III, LLC, Harvest Partners III, L.P. and Lund International Holdings, Inc. *

P. First Amendment to Rights Agreement dated as of January 27, 1999 among Lund International Holdings, Inc. and the participating stockholders party thereto. *

Q. Amendment No. 1 to Series B Preferred Stock Certificate of Designation. *

R. First Amendment to Investment Agreement (SB Investment Agreement) dated as of January 27, 1999 among LIH Holdings III, LLC, BancBoston Capital Inc., Liberty Mutual Insurance Company, Massachusetts Mutual Life Insurance Company, MassMutual Corporate Investors, MassMutual Participation Investors, MassMutual Corporate Value Partners Limited and Lund International Holdings, Inc. *

S. Investment Agreement, dated December 28, 2000, between LIH Holdings IV, LLC and Lund International Holdings, Inc.

T. Amendment to Investment Agreement, dated April 3, 2001, between LIH Holdings IV, LLC and Lund International Holdings, Inc.

U. Series C Preferred Stock Certificate of Designation.



----------------
*     Previously filed
+ Superseded by Schedule A (as filed with the Fifth Amendment to the Original Statement)

                              (Page 22 of 29 Pages)

                                    SIGNATURE

        After reasonable inquiry and to the best of the knowledge and belief of each of the undersigned, each of the undersigned certifies that the information set forth in this Fifth Amendment with respect to the undersigned is true, complete and correct and each of the undersigned agrees that this Fifth Amendment may be filed jointly.

Dated: April 12, 2001


                                LIH Holdings, LLC

                                By: /s/ Harvey J. Wertheim
                                   ---------------------------------------------
                                   Name:  Harvey J. Wertheim
                                   Title: Manager


                                LIH Investors, L.P.

                                By:  LIH Management, L.P.,
                                       its General Partner

                                By:  LIH, Inc.,
                                       its General Partner

                                By: /s/ Harvey J. Wertheim
                                   ---------------------------------------------
                                   Name: Harvey J. Wertheim
                                   Title: Chairman and Chief Executive Officer



                                LIH Management, L.P.

                                By: LIH, Inc.,
                                      its General Partner

                                By: /s/ Harvey J. Wertheim
                                    --------------------------------------------
                                    Name: Harvey J. Wertheim
                                    Title: Chairman and Chief Executive Officer


                                LIH, Inc.

                                By: /s/ Harvey J. Wertheim
                                    --------------------------------------------
                                   Name: Harvey J. Wertheim
                                   Title: Chairman and Chief Executive Officer


                              (Page 23 of 29 Pages)

                                LIH Holdings II, LLC

                                By: /s/ Ira D. Kleinman
                                    --------------------------------------------
                                   Name: Ira D. Kleinman
                                   Title:  Authorized Person


                                LIH Investors II, L.P.

                                By: LIH Management II, L.P.,
                                      its General Partner

                                By: LIH, Inc.,
                                      its General Partner

                                By: /s/ Harvey J. Wertheim
                                    --------------------------------------------
                                   Name: Harvey J. Wertheim
                                   Title:  Chairman and Chief Executive Officer


                                LIH Management II, L.P.

                                By: LIH, Inc.,
                                      its General Partner

                                By: /s/ Harvey J. Wertheim
                                    --------------------------------------------
                                   Name: Harvey J. Wertheim
                                   Title:  Chairman and Chief Executive Officer


                                Harvest Partners III, L.P.

                                By: Harvest Associates III, LLC,
                                       its General Partner

                                By: /s/ Harvey J. Wertheim
                                    --------------------------------------------
                                   Name: Harvey J. Wertheim
                                   Title:  Manager



                              (Page 24 of 29 Pages)

                                Harvest Partners III Beteiligungsgesellschaft
                                    burgerlichen Rechts (mit
                                    Haftungsbeschrankung)

                                By: Harvest Associates III, LLC,
                                          its Administrative Partner

                                By: /s/ Harvey J. Wertheim
                                    --------------------------------------------
                                   Name: Harvey J. Wertheim
                                   Title:  Manager


                                Harvest Associates III, LLC

                                By: /s/ Harvey J. Wertheim
                                    --------------------------------------------
                                   Name: Harvey J. Wertheim
                                   Title:  Manager


                                LIH Holdings III, LLC

                                By: /s/ Ira D. Kleinman
                                    --------------------------------------------
                                   Name: Ira D. Kleinman
                                   Title:  Authorized Person


                                LIH Investors III, L.P.

                                By: LIH Management III, L.P.,
                                      its General Partner

                                By: LIH, Inc.,
                                      its General Partner

                                By: /s/ Harvey J. Wertheim
                                    --------------------------------------------
                                   Name: Harvey J. Wertheim
                                   Title:  Chairman and Chief Executive Officer


                                LIH Management III, L.P.

                                By: LIH, Inc.,
                                      its General Partner

                                By: /s/ Harvey J. Wertheim
                                    --------------------------------------------
                                   Name: Harvey J. Wertheim
                                   Title: Chairman and Chief Executive Officer

                              (Page 25 of 29 Pages)

                                LIH Holdings IV, LLC

                                By: /s/ Ira D. Kleinman
                                    --------------------------------------------
                                   Name: Ira D. Kleinman
                                   Title:  Authorized Person




































                              (Page 26 of 29 Pages)

                                                                      SCHEDULE A

                              LIH HOLDINGS, LLC


Name                     Position                     Principal Occupation
-----                    --------                     --------------------
Harvey J. Wertheim       Manager and President        Managing General Partner of Harvest
                                                      Partners, Inc., a private equity
                                                      investment firm ("Harvest")

Ira D. Kleinman          Manager and Secretary        General Partner of Harvest

William J. Kane          Manager and Treasurer        General Partner of Harvest



                             LIH INVESTORS, L.P.

        The General Partner of LIH Investors, L.P. is LIH Management, L.P., a Delaware limited partnership.


                             LIH MANAGEMENT, L.P.

        The General Partner of LIH Management, L.P. is LIH, Inc., a Delaware corporation.


                                  LIH, INC.

Name                        Position                    Principal Occupation
----                        --------                    --------------------
Harvey P. Mallement         Director and President      Managing General Partner of Harvest

Harvey J. Wertheim          Director, Chairman and      Managing General Partner of Harvest
                            Chief Executive Officer

Ira D. Kleinman             Secretary and Assistant     General Partner of Harvest
                            Treasurer

William J. Kane             Treasurer  and Assistant    General Partner of Harvest
                            Secretary


                              LIH HOLDINGS II, LLC

        The Manager of LIH Holdings II, LLC is Harvest Partners III, L.P., a Delaware limited partnership.









                                 (Page 27 of 29)

                            LIH INVESTORS II, L.P.

        The General Partner of LIH Investors II, L.P. is LIH Management, L.P., a Delaware limited partnership.


                           LIH MANAGEMENT II, L.P.

        The General Partner of LIH Management II, L.P. is LIH, Inc., a Delaware corporation.


                          HARVEST PARTNERS III, L.P.

        The General Partner of Harvest Partners III, L.P. is Harvest Associates III, LLC, a Delaware limited liability company.


      HARVEST PARTNERS III BETEILIGUNGSGESELLSCHAFT BURGERLICHEN RECHTS
                          (MIT HAFTUNGSBESCHRANKUNG)

        The Administrative Partner of Harvest Partners III
        Beteiligungsgesellschaft burgerlichen Rechts (mit Haftungsbeschrankung) is Harvest Associates III, LLC, a Delaware limited liability company.


                         HARVEST ASSOCIATES III, LLC

Name                            Position         Principal Occupation
----                            --------         --------------------
Harvey J. Wertheim               Manager         Managing General Partner of Harvest

Harvey P. Mallement              Manager         Managing General Partner of Harvest



                            LIH HOLDINGS III, LLC

        The Manager of LIH Holdings III, LLC is Harvest Partners III, L.P., a Delaware limited partnership.


                           LIH INVESTORS III, L.P.

        The General Partner of LIH Investors III, L.P. is LIH Management III, L.P., a Delaware limited partnership.


                               (Page 28 of 29)

                           LIH MANAGEMENT III, L.P.

        The General Partner of LIH Management III, L.P. is LIH, Inc., a Delaware corporation.




                             LIH HOLDINGS IV, LLC

        The Manager of LIH Holdings IV, LLC is Harvest Partners III, L.P., a Delaware limited partnership.
































                               (Page 29 of 29)